FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULAITON A

For the fiscal semiannual period ended June 30, 2022

For

EVOLVEX EQUITY FUND, LLC

A Colorado Company

I.R.S. EIN: 871153667

Evolvex Equity Fund, LLC

7491 Kline Drive

Arvada, CO 80005

Phone: 720-739-3009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

Item 1. Plan of Operations

Revenue/Net Loss from Operating Activities

For the 6-month periods ending June 30, 2021 and June 30, 2022, respectively, the net income for the Company decreased, from $0.00 to -$24,540, representing a difference of -$24,540 due to costs related to setting up the fund, which had not yet started operations. For the same periods, the Company's net loss increased from $0.00 to $24,540, a difference of $24,540. These losses are due to the Company spending on fund marketing and broker-dealer fees for the purpose of marketing the fund and fund oversight and administration.

Operating Expenses

Operating Expenses increased from $0.00 to $24,540, a difference of $24,540 due to fund marketing, oversight and administration.

Salaries and benefits

Salaries and benefits for the 6-month periods ending June 30, 2021 and June 30, 2022, respectively, remained unchanged at $0.00, as there are no paid employees currently.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $5,118.12, and total assets of $42,618.12. On June 30, 2021, the Company had cash of $40,000 and total assets of $40,000. This represents a decrease of $34,882 (or 87.2%) in cash and an increase of $2,618.12 (or 6.5%) in total assets.

Item 2. Other Information

There is no information required to be disclosed under Item 2 of the Form 1-SA

EvolveX Equity Fund

Balance Sheet

As of June 30, 2021 – June 30, 2022

	June 30, 2021	June 30, 2022
ASSETS
Current Assets
Bank Accounts
EvolveX Equity Fund (4353) – 1	40,000.00	5,118.12
Total Bank Accounts	$40,000.00	$5,118.12
Total Current Assets	$40,000.00	$5,118.12
Other Assets
Organization Costs		37,500.00
Total Other Assets		$37,500.00
TOTAL ASSETS	$40,000.00	42,618.12
LIABILITIES AND EQUITY
Liabilities
Long-Term Liabilities
Long-term loans from partners	0.00	0.00
Note Payable – Schley	40,000.00	63,158.12
Total Long-term loans from partners	40,000.00	63,158.12
Total Long-Term Liabilities	$40,000.00	$63,158.12
Total Liabilities	$40,000.00
Equity
Opening balance equity		0.00
Partner investments		4,000.00
Retained Earnings	0.00	0.00
Net Income	0.00	-24,540.00
Total Equity	0.00	$-20,540.00
TOTAL LIABILITIES AND EQUITY	$40,000.00	$42,618.12

EvolveX Equity Fund

Statement of Cash Flows

January – June, 2021 - January – June, 2022

	January – June 2021	January – June 2022
OPERATING ACTIVITIES
Net Income	0.00	-24,540.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Long-term loans from partners: Note Payable – Schley	40,000.00	25,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	40,000.00	25,000.00
Net cash provided by operating activities	$40,000.00	$460.00
FINANCING ACTIVITIES
Opening balance equity	—	0.00
Partner investments	—	4,000.00
Net cash provided by financing activities	—	$4,000.00
Net cash provided by operating activities	$40,000.00	—
NET CASH INCREASE FOR PERIOD	$40,000.00	$4,460.00
Cash at beginning of period	—	658.12
CASH AT END OF PERIOD	$40,000.00	$5,118.12

EvolveX Equity Fund

Profit and Loss Comparison

January – June, 2022

	JAN – JUN, 2022	JAN – JUN, 2021 (PY)
Income
Total Income
GROSS PROFIT	$0.00	$0.00
Expenses
Advertising and Marketing	12,500.00	0.00
Commissions & fees	0.00	0.00
Broker-Dealer Fees	8,000.00	0.00
Total Commissions & fees	8,000.00	0.00
General business expenses	0.00	0.00
Bank Service Charges	40.00	0.00
Total General business expenses	40.00	0.00
Legal and Accounting	4,000.00	0.00
Total Expenses	$24,540.00	$0.00
NET OPERATING INCOME	$-24,540.00	$0.00
NET INCOME	$-24,540.00	$0.00

Note A – Nature of Business and Organization

EvolveX Equity Fund, LLC. (“the Company”) was organized in June 2021 in the State of Colorado. Our primary business is the high-quality management of real estate investment funds. Our strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and Internationally.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Colorado and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements. The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2021. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2021 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Member’s Deficit

Member’s deficit consists of two classes of units, Class A units which are non-voting and Class B units have 1 vote per unit. At December 31, 2021 the Company had 50,000 Class A Units authorized and none outstanding and the Company had 50,000 Class B Units authorized and none outstanding.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Subsequent Events

Management has assessed subsequent events through June 30, 2022, the date on which the financial statements were available to be issued.

EXHIBITS

Exhibit Index

Exhibit 2A: Certificate of Formation

Exhibit 2B: Operating Agreement

Exhibit 4: Subscription Agreement

Exhibit 8: Draft Escrow Agreement

Exhibit 11: Accountant’s Consent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arvada, CO on September 27, 2022

ISSUER COMPANY LEGAL NAME AND ADDRESS:

EvolveX Equity Fund, LLC

7491 Kline Drive

Arvada, CO 80005

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/: Rodman Schley

Rodman Schley, Chief Executive Officer and Chief Financial Officer of the Company

Date: September 27, 2022

Location Signed: City of Arvada, CO